VIA EDGAR

March 31, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore
Division of Corporation Finance

Re:	Points International Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 6, 2013
File No. 001-35078

Dear Mr. Patrick Gilmore:

We are writing to respond to the comments set forth in the comment letter, dated December 20, 2013 (the “Comment Letter”), of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Form 40-F for the Fiscal Year Ended December 31, 2012 filed by Points International Ltd. (the “Company”) on March 6, 2013 (the “Form 40-F”).

For your convenience, the text of the Staff’s comments is set forth below and is followed by the Company’s responses to such comments. Capitalized terms in the Form 40-F and used in the following responses without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.2

Note 3. Significant Accounting Policies

(b) Revenue recognition, page 12

1.	Please tell us, and tell us what consideration was given to disclosing, the following:

  The significant terms and conditions, as well as your revenue recognition methodology, for each major type of reseller and other partner arrangement. As part of your response, please explain the economics of these transactions, including how you obtain points from participating loyalty programs to sell to your customers, and provide us with an example transaction that details the obligations of the company to the reseller or other partner and the customer.

The Company derives more than 90% of its revenue from transactional activity. These transactions typically involve the purchase and sale of points/miles from one of the Company’s loyalty program partners. Agreements to carry out transactions with the Company’s products are generally similar from loyalty program partner to loyalty program partner. The differences are typically related to the duration of the agreement, size of any guaranteed revenue offered and pricing details for the term of the arrangement. The specific terms of each agreement are confidential. In determining the amount of disclosure around significant terms in the arrangements, the Company has considered the competitive nature of the individual loyalty programs involved and its ability to negotiate renewals with these programs as more detailed disclosure could affect the Company’s negotiating power.

All transactional revenue is recognized at the time of the transaction along with any related direct cost. The following is an example of a reseller consumer purchase of points/miles:

1)	A loyalty program member has 42,000 points/miles and would like to purchase 8,000 points/miles.

2)	While on the loyalty program website, the consumer can then click the ‘Buy’ miles button which will redirect the user to a 4-5 page web flow that is on the Company’s platform.

3)	While on the Company platform the consumer will enter their individual program data, select the number of points/miles that they wish to purchase, select payment method and complete the transaction.

4)	Terms and conditions related to the aforementioned transaction are between the Company and the consumer.

5)	The Company, through its platform, validates the member information with the loyalty program, processes the payment with its payment processor and deposits the points into the consumer’s account.

6)	The consumer receives an electronic (e-mail) transaction receipt from the Company .

In the example described above, the Company is selling the points/miles to the consumer and completes the transaction process by depositing the points/miles in the consumer account. The transaction duration is immediate. At the same time, the Company has purchased the same number of points/miles from the loyalty program to fulfill the consumer transaction and has a financial obligation to the loyalty program partner.

  How do you determine the stage of completion related to revenue recognized for your customized technical design service fees. While we note you indicated that customized technical service revenues are recognized based on the stage of completion at the end of each reporting period, you did not disclose how the stage of completion is determined. Refer to IAS 18.35 (a); and

In using the percentage-of-completion method, revenues are generally recorded based on the total hours incurred to date on a contract relative to the total estimated hours. The Company has added this clarifying disclosure to its 2013 Form 40-F.

  The amount of revenue recognized from the sale of goods and the rendering of services. Refer to IAS 18.35(b)

The Company advises the Staff that is has considered the requirements of IAS 18.35(b) and believes it has met the requirements stated therein. Revenues recognized related to customized technical design work on behalf of Loyalty partners was less than $500,000 for fiscal 2012, and comprised approximately 0.2% of total revenues. Total revenue recognized during the period was $139,509,000. The Company does not believe that revenues related to customized technical design work is a significant category of revenue warranting separate disclosure in the consolidated financial statements.

Note 23. Operating Segment

Dependence on loyalty program partners, page 36

2.

We note that for the year ended December 31, 2012, you had three loyalty program partners that each accounted for more than 10% of your total revenue. Please tell us what consideration was given to disclosing, here and on page 24 of exhibit 99.3, the amount of revenues derived from each such partner. Refer to IFRS 8.34.

The Company has disclosed that in 2012, there were three loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue and has disclosed the total amount of revenue earned from these partners as a percentage of total revenues. The Company has considered and decided not to provide the total amount of revenues from each such loyalty program partner, and not to disclose the identity of the loyalty program partner for competitive reasons. The Company currently carries on business activity with several partners of similar size and variability in contribution to the financial results. Many of these partners operate in direct competition with one another. Detailed disclosure including revenues recognized from the top three loyalty partners has the potential to impair the Company’s relationship with these partners and could adversely affect the Company’s ability to negotiate future agreements in its best interest.

The Company provides multiple products to these three loyalty program partners under multiple independent contracts. These contracts are entered into in the ordinary course of business and the Company’s business is not substantially dependent on any one partner or contractual relationship. The Company believes the omitted disclosure is not material to the consolidated financial statements.

Exhibit 99.3

Management’s Discussion and Analysis

Results of Operations

Revenue, Direct Costs and Gross Margin, page 7

3.	You state that the growth in principal revenue was “primarily” driven by successful growth of existing principal partnerships and was also “positively impacted” by the addition of new partnerships. We note similar qualitative descriptions in your discussions of other partner revenue and ongoing operating costs. Please tell us what consideration you gave to quantifying the impact of each of the factors your reference that contributed to a material change in revenue. Refer to Section III.D of SEC Release No. 33-6835.

With reference to SEC Release No. 33-6835, the Company believes that it has provided adequate disclosure of the reasons for material year-to-year changes in line items. As the Company derives nearly all of its revenue from transactional activity with loyalty program customers, the addition of new loyalty program partnerships and new product offerings with existing partnerships adds to the available base of consumers that the Company can access for further transactions. The Company has made reference to the addition of new partnerships, as well as the expansion of existing loyalty program partnerships. The introduction of these new partnerships and products had the effect of growing the base of accessible loyalty program customers and generate increased transactional activity and revenue for the Company.

Based on the above, the Company has provided an understanding of its business in the MD&A, and has provided adequate disclosure for year-to-year changes in the primary source of revenues, which are Principal revenues. The Company has also specifically made reference to three new partnerships launched in 2012, which contributed to the increase in Principal partnerships. As many of the loyalty program partners act in direct competition with one another, specific disclosure of any increase on a partner/product basis has the potential to impair the Company’s business relationship with these partners and could adversely affect the Company’s ability to negotiate future agreements in its best interest. The Company believes the omitted disclosure is not material to the MD&A.

Risks and Uncertainties, page 24

General

4.	We note that your risk factor headings appear vague or generic and do not appear to succinctly state the risks that results from the identified facts and uncertainties. Please tell us how you considered comment 1 of our letter dated July 20, 2009, and your response thereto.

The Company has considered the Staff’s comments in their letter, dated July 20, 2009, and has determined that the most significant risks factors that could materially affect future business results going forward to be the 13 risks identified in the disclosure. The Company is committed to review the disclosure in this area annually and has further tailored the risks in its 2013 Form 40-F filing.

1) Travel industry risks
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor. The Company has provided additional consideration of the impact that consolidation in the airline industry may have on the Company’s future earnings.

2) Dependence on Loyalty Program Partners
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor. The Company continues to depend on partners that are in the loyalty industry and their continued growth. The ability to continue to work with these programs under similar contractual terms continues to have an important financial impact on the Company.

3) Contractual performance commitments
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor.

4) Competition
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor. The Company has provided additional disclosure related to the Company’s portal, and the specific capabilities of competitors. The Company has also included disclosure related to existing and potential competitors and the impact of open source technology to its existing and potential partners.

5) Cyber Security Risks
The Company has determined that this is a significant risk factor and included this in the December 31, 2012 40-F. The facts and uncertainties related to this risk have been described in this section.

6) Internet Viability and System Infrastructure reliability risks
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor.

7) Brand
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor.

8) Intellectual Property
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor. The Company has provided additional disclosure with regards to pursuit to obtain patents, copyrights, trademarks, trade secrets, etc. to protect and leverage intellectual assets.

9) Infringing on the Intellectual Property Risk of Others
The Company has determined that this is a significant risk factor and included this in the December 31, 2013 Form 40-F. The facts and uncertainties related to this risk have been described in this section.

10) Defects in Software or Failures in Processing of Transactions
The Company has determined that this is a significant risk factor and included this in the December 31, 2013 Form 40-F. The facts and uncertainties related to this risk have been described in this section.

11) Retention of Key Personnel
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor. The Company has provided additional disclosure regarding the key personnel (management, technical, etc.) that must be attracted to minimize the risk of a material adverse affect on the Company’s financial condition.

12) Chargebacks
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor.

13) Tax
This risk factor was included in the December 31, 2008 Form 20-F and continues to be a significant risk factor.

Based on the above, the Company advises the Staff that it believes it has provided subheadings that describe specific risks associated with the Company, and that the risk factors (explanation) that follow each subheading accurately describe these specific risks.

Risks and Uncertainties, page 24

General

5.	Please tell us what consideration you have given to including risk disclosures pertaining to the impact on your business, to the extent material, or your mileage partners’ canceling or restricting consumers’ usage of loyalty rewards. Alternatively, please tell us where such disclosure is located in the filing.

The Company concurs with the Staff regarding the Company’s risk factor disclosure and has added disclosure to address the comments set forth above in its 2013 Form 40-F filing.

In connection with our response to your comment letter, the Company acknowledges and affirms the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defence in any processing initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

Anthony Lam
Chief Financial Officer